

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 21, 2023

Christopher Ian Edwards
Chief Executive Officer
The Flexi Group Holdings Ltd
Wisma UOA Damansara II, Penthouse 16-1 Level 16, No. 6
Changkat Semantan, Bukit Damansara
50490 Kuala Lumpur, Malaysia

> **Re: The Flexi Group Holdings Ltd**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Filed September 14, 2023**
> **File No. 333-269739**

Dear Christopher Ian Edwards:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2023 letter.

Amendment No. 3 to Registration Statement on Form F-4 filed September 14, 2023

Opinion of Marshall & Stevens, page 151

1.  We note the revisions made in response to comment 10 regarding the projections. We note the focus of your discussion on the difference in revenues in the projections as compared to the actual results. Please provide additional disclosure as to the reasons for the differences between the projected financial information and the actual financial results, including cost of sales. In addition, please revise the discussion of the assumptions made in preparing the projections to reflect the relevant assumptions you discuss when explaining the difference between the projections and actual financial results. Finally, given you have not acquired Common Ground Thailand and do not

expect to acquire this business until 2024 at the earliest, and the slower return to the office and market conditions in certain markets, please explain how you concluded that you believe the projections are still representative of Flexi's current business operations and business plans.

2.      We note the revised disclosure in response to comment 14.  Please disclose that given the lack of state law authority: (i) this issue will be resolved by a court, (ii) resolution of this issue will have no effect on rights and responsibilities of the board under state law, and (iii) the availability of such a defense has no effect on the rights and responsibilities of either the TGVC board or Marshall & Stevens under the federal securities laws.

<u>Material Tax Considerations, page 241</u>

3.      We note the revisions made in response to comment 12.  We note the opinion and the disclosure on page 248 state that the transaction "will" qualify as a transaction under Section 351(a) and thus the exchange of TGVC Class A Common Stock for PubCo Ordinary Shares will not be taxable.  However, in light of the uncertainty regarding the company's status as a PFIC it is unclear how counsel was able to provide a "will" opinion. For guidance, see Staff Legal Bulletin No. 19, footnote 44 and accompanying text.

 You may contact Paul Cline at 202-551-3851 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters.  Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Christopher Haunschild